

Mail Stop 6010

November 6, 2008

<u>VIA U.S. MAIL AND FAX (808) 682-7807</u>

Mr. Darryl S. Nakamoto
Chief Financial Officer
1075 Opakapaka Street
Kapolei, Hawaii 96707

> **Re: Hoku Scientific, Inc.**
> **Form 10-K for the year ended March 31, 2008**
> **Filed June 6, 2008**
> **File No. 000-51458**

Dear Mr. Nakamoto:

We have reviewed your response filed October 30, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q/A for the period ended September 30, 2008

Financial Statements, page 3

Consolidated Statement of Operations, page 4

1.   Please provide us with a schedule of the components of the income statement line item titled "Interest and other income (loss)" for each of the periods presented. Revise future filings to disclose material amounts separately in the income statement or a note clearly indicating the nature of these items.

(1) Summary of Significant Accounting Policies and Practices, page 6

(f) Revenue Recognition, page 7

2.   We note that you derive your revenue, in part, from the resale of PV system installation inventory. Please describe for us the terms of the resale arrangements you have with your customers. Also, clarify if you recognize revenue on a gross or net basis. Refer to the guidance in EITF 99-19 to support your accounting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief